UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

KINDRED HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $0.25 par value per share

(Title of Class of Securities)

494580103

(CUSIP Number)

Aaron Michael Daniels, Esq.

Brigade Capital Management, LP

399 Park Ave, 16th Floor

New York, NY 10022

(212) 745-9700

with a copy to:

Steven E. Siesser, Esq.

Lawrence M. Rolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, New York 10020

(212) 204-8688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management, LP (I.R.S. Identification No. 20-4895879)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,190,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,190,306
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,190,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.97%*
14.	Type of Reporting Person PN, IA

*Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer's most recent Form 10-Q, filed November 6, 2017. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 48,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd.and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,190,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,190,306
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,190,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.97%*
14.	Type of Reporting Person OO, HC

*Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer's most recent Form 10-Q, filed November 6, 2017. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 48,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd.and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Leveraged Capital Structures Fund Ltd. (I.R.S. Identification No. 98-0513519)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,631,735
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,631,735
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,631,735
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.33%*
14.	Type of Reporting Person CO

*Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer's most recent Form 10-Q, filed November 6, 2017. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 48,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd. and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Distressed Value Master Fund Ltd. (I.R.S. Identification No. 98-0682414)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 510,571
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 510,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 510,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.59% *
14.	Type of Reporting Person CO

*Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer's most recent Form 10-Q, filed November 6, 2017. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 48,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd. and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tasman Fund LP (I.R.S. Identification No. 36-4725474)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% *
14.	Type of Reporting Person PN

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Cavalry Fund Ltd. (I.R.S. Identification No. 98-1401173)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 48,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 48,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.06% *
14.	Type of Reporting Person CO

*Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer's most recent Form 10-Q, filed November 6, 2017. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 48,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd. and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald E. Morgan, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,190,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,190,306
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,190,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.97%*
14.	Type of Reporting Person IN

*Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer's most recent Form 10-Q, filed November 6, 2017. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 48,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd. and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

Explanatory Note

This Amendment No. 1 ("Amendment") relates to the common stock, par value $0.25 per share (the "Common Stock"), of Kindred Healthcare, Inc. (the "Issuer"). This Amendment amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 27, 2017 (the "initial Schedule 13D"). The initial Schedule 13D, as amended and supplemented by this Amendment, is referred to herein as the "Schedule 13D." Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2 of the initial Schedule 13D is hereby amended to include Brigade Cavalry Fund Ltd., a Cayman Islands exempted company ("EQTY"), as a Reporting Person. The principal executive offices of EQTY are located at c/o Intertrust Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KYI-9007, Cayman Islands.

The principal business of EQTY is investing in securities.

Information regarding each executive officer, director and controlling person of EQTY is set forth in Schedule I hereto and incorporated herein by reference.

During the last five years, neither EQTY nor, to the best knowledge of the foregoing, any of its controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the initial Schedule 13D is hereby amended by adding the following:

LCS used approximately $2,356,250 (excluding brokerage commissions) of the working capital of LCS to purchase the shares of Common Stock reported in this Amendment, DSTR used approximately $1,215,000 (excluding brokerage commissions) of the working capital of DSTR to purchase the shares of Common Stock reported in this Amendment and EQTY used approximately $456,000 (excluding brokerage commissions) of the working capital of EQTY to purchase the shares of Common Stock reported in this Amendment.

Item 4. Purpose of Transaction

Item 4 of the initial Schedule 13D is hereby amended by adding the following after the fifth paragraph thereof:

Brigade maintains its opposition to the proposed $9.00 per share cash merger price for the reasons detailed in the Letter. Brigade continues to believe that the timing of the proposed Merger is ill-timed, as it does not allow the Issuer's existing shareholders to benefit from the much improved go forward earnings power of the business despite their support throughout the Issuer's repositioning efforts. The Merger timing at the current valuation instead gives the Consortium the benefits which belong to the Issuer's existing shareholders. Brigade eagerly awaits the opportunity to review the definitive proxy statement describing the Merger and continues to evaluate various options to protect its investors from being insufficiently compensated.

Item 5. Interest in Securities of the Issuer

Item 5 of the initial Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a) As of the Filing Date, Brigade beneficially owns 4,090,306 shares of Common Stock (excluding the shares of Common Stock subject to the Listed Equity Call Option and the 2018 OTC Equity Call Option), of which 3,531,735 shares of Common Stock are owned by LCS, 510,571 shares of Common Stock are owned by DSTR and 48,000 shares of Common Stock are owned by EQTY.

On January 19, 2018, the OTC Equity Call Option expired and terminated. Following the expiration and termination of the OTC Equity Call Option, in January, 2018, LCS entered into a series of call option agreements (collectively, the "2018 OTC Equity Call Option Agreement") with Nomura Securities International Inc. pursuant to which LCS acquired call options that give LCS the right to purchase up to 600,000 shares of Common Stock in the aggregate at an exercise price of $7.50 per share (the "2018 OTC Equity Call Option"). The 2018 OTC Equity Call Option will expire and terminate on May 18, 2018, and is exercisable at LCS's election any time on or prior to its expiration.

Together with the shares of Common Stock subject to the Listed Equity Call Option and 2018 OTC Equity Call Option, the Reporting Persons are therefore deemed to beneficially own 5,190,306 shares of Common Stock in the aggregate, 4,631,735 shares of Common Stock by LCS, 510,571 shares of Common Stock by DSTR and 48,000 shares of Common Stock by EQTY, representing approximately 5.97% in the aggregate, and 5.33%, 0.59% and 0.06% by LCS, DSTR and EQTY, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of December 26, 2017.

(b) Brigade, as the investment manager of LCS, DSTR and EQTY, has the shared power to vote and dispose of the 5,190,306 shares of Common Stock described in the Amendment.

(c) Schedule II annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since December 27, 2017, the filing date of the initial Schedule 13D. All such transactions were effected in the open market. Except as described in this Amendment, during the period from December 27, 2017 through and including February 1, 2018, there were no other purchases or sales of Common Stock, or securities convertible into or exchangeable for Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

(d) To the knowledge of the Reporting Persons, no other person named or incorporated by reference in Item 2 of the Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 5 relating to the 2018 OTC Equity Call Option Agreement is incorporated into this Item 6 by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement, dated as of February 1, 2018

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2018	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Donald E. Morgan, III
Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Managing Member

Brigade Leveraged Capital Structures Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

Brigade Distressed Value Master Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

Tasman Fund LP

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Managing Member of its General Partner

Brigade Cavalry Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $0.25 par value per share, of Kindred Healthcare Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such amendment number 1 to Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of February 1, 2018.

February 1, 2018	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Donald E. Morgan, III
Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Managing Member

Brigade Leveraged Capital Structures Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

Brigade Distressed Value Master Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

Tasman Fund LP

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Managing Member of its General Partner

Brigade Cavalry Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Schedule I

Information Regarding the Instruction C Persons

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Person.

Brigade Cavalry Fund Ltd.

Directors and Officers:

Name	Position	Address	Principal Occupation	Citizenship/Place of Organization
Donald E. Morgan, III	Director	c/o Brigade Capital Management, LP, 399 Park Avenue, 16th Floor, New York, NY 10022	Managing Partner of Brigade Capital Management, LP	United States
Scott Dakers	Director	c/o Intertrust Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KYI-9007, Cayman Islands	Director of Intertrust Fiduciary Services (Cayman) Limited	United Kingdom
Evan Burtton	Director	c/o Intertrust Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KYI-9007, Cayman Islands	Director of Intertrust Fiduciary Services (Cayman) Limited	New Zealand

Schedule II

Transactions in Common Stock by Reporting Persons*

The following table sets forth all transactions in the Common Stock effected since December 27, 2017, the filing date of the initial Schedule 13D, by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Transaction Date	Reporting Person	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share
1/2/2018	EQTY	Common Stock	48,000	0	$9.50
1/24/2018	TASM	Common Stock	100,000**	0	$9.25
1/30/2018	LCS	Common Stock	250,000	0	$9.425
2/1/2018	DSTR	Common Stock	135,000	0	$9.00

* See also the OTC Equity Call Option and the 2018 OTC Equity Call Option described in Item 5 of the Amendment to which this Schedule II is attached.

** Shares were used upon receipt to cover existing short positions entered into by TASM on January 22, 2018 and January 23, 2018.